Emgold Mining Corporation

Quarterly Report

Three and Six Months Ended

June 30, 2010 (Q2)

(expressed in United States dollars, unless otherwise stated)

1.1	Overview	2
1.1.1	Idaho-Maryland Project, California	3
1.1.2	Buckskin Rawhide Property, Nevada	5
1.1.3	Stewart Properties, British Columbia	7
1.1.4	Rozan Property, British Columbia	9
1.1.5	Market Trends	9
1.1.7	Golden Bear Ceramics Company	10
1.2	Selected Annual Information	11
1.3	Results of Operations	12
1.4	Summary of Quarterly Results (Unaudited)	16
1.5	Liquidity	17
1.6	Capital Resources	19
1.7	Off-Balance Sheet Arrangements	23
1.8	Related party transactions and balances	23
1.9	Proposed Transactions	24
1.10	Critical Accounting Estimates	24
1.11	Critical accounting policies and changes in accounting policies	25
1.12	Financial Instruments and Other Instruments	28
1.13	Management of capital	30
1.13.1	Other MD & A Requirements	30
1.13.2	Additional Disclosure for Venture Issuers without Significant Revenue	30
1.14.3	Disclosure of Outstanding Share Data	31
1.15	Other Information	32

Emgold Mining Corporation

Quarterly Report

Three and Six Months Ended

June 30, 2010 (Q2)

(expressed in United States dollars, unless otherwise stated)

The following information, prepared as of August 27, 2010, should be read in conjunction with the audited annual consolidated financial statements of Emgold Mining Corporation (“Emgold” or “the Company”) as at December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007 and the related notes attached thereto, which were prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  All amounts are expressed in U.S. dollars unless otherwise indicated.

All schedules and tables within this Quarterly Report are extracted from or derived from information in the Company’s interim consolidated financial statements for the three and six months ended June 30, 2010 and 2009 or the annual consolidated financial statements noted above.

Certain statements included herein may constitute forward-looking statements, such as estimates and statements that describe our future plans, objectives or goals, including words to the effect that we expect or management expects a stated condition or result to occur.  Such forward-looking statements are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995.  Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties.  The following list is not exhaustive of the factors that may affect any of our forward-looking statements.  These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements.

Subject to applicable law, the Company expressly disclaims any obligation to revise or update forward-looking statements in the event actual results differ from those currently anticipated.  Actual results relating to mining and exploration, among other things, resources, results of exploration, reclamation and other post-closure costs, capital costs and mine production costs could differ materially from those currently anticipated.  Actual results relating to, among other things, the status of the research and development of recycling technology and associated products, could differ materially from those anticipated in such statements by reason of factors such as changes in general economic conditions and conditions in the financial markets, changes in demand, and prices for the products that may be produced.  Other factors that affect both the exploration and development and the status of ongoing research and development of the recycling and associated products may include litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which we operate, technological and operational difficulties encountered in connection with our research and development activities, productivity of our resource properties, changes in general economic conditions and conditions in the financial markets, changes in demand and prices for minerals, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which we operate, technological and operational difficulties encountered in connection with our exploration activities, labour relations matters, costs and changing foreign exchange rates.  This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Further information regarding these and other factors is included in our filings with the US Securities and Exchange Commission (which may be viewed at www.sec.gov) and Canadian provincial securities regulatory authorities (which may be viewed at www.sedar.com).

1.1

Overview

Emgold is a mineral exploration and mine development company.  The main focus of the company is to permit and reopen the historic Idaho-Maryland Gold Mine located in Grass Valley, California The Company also has a portfolio of early-stage mineral exploration projects including the Buckskin-Rawhide Property in Nevada, the Stewart Property in British Columbia, and until January 2010, the Rozan property in British Columbia.  In addition, the Company has developed a green technology that can be used to process a variety of mineral wastes, including mine tailings, into 100% recycled stone and ceramic building products.  The Company plans to spin this technology off to a third party to allow its commercialization to be independently financed.

Emgold Mining Corporation

Quarterly Report

Three and Six Months Ended

June 30, 2010 (Q2)

(expressed in United States dollars, unless otherwise stated)

The following is a brief summary of the Company’s activities during the six months ended June 30, 2010 (“fiscal 2010”).

•

Emgold’s loss in fiscal 2010 was $573,802 or $0.03 per share compared to a loss of $1,144,175 or $0.07 per share in the six months ended June 30, 2009 (“fiscal 2009”).

•

During fiscal 2010, cash used in operations was $666,066 compared to $510,682 in fiscal 2009.

•

Exploration expenditures (net of recoveries) of mineral property interests totalled $322,723 in fiscal 2010, compared to $633,431 in fiscal 2009.  The Company’s accounting policy is to expense exploration costs on its mineral property interests.  Exploration expenditures were incurred on the following mineral properties in fiscal 2010, with the 2009 expenditures in parentheses:  Idaho-Maryland - $320,925 ($632,937); Rozan – $1,332 ($39); and Stewart – $466 - ($455).

The Company’s primary focus is the exploration and permitting of the Idaho-Maryland Gold Property located near the City of Grass Valley in Nevada County, California, U.S.A. (the “I-M Project”).  The Company anticipates the receipt of the Conditional Mine Use Permit (“CMUP”) for the I-M Project during 2011, subject to securing a sufficient level of funding to continue advancement through the final stage of the permitting process.

1.1.1

Idaho-Maryland Project, California

The Idaho-Maryland Mine, located in Grass Valley, California was discovered in 1851, was in production from 1862 through 1956, and is the second largest historical gold producer in California.  Total recorded production was 2,383,000 ounces of gold from 5,546,000 short tons for a recovered grade of 0.43 ounces of gold per short ton.

The Company has a mining lease and option to purchase agreement for the I-M Project until January 31, 2011.  Subject to a previous lease extension agreement, Emgold was to make quarterly option payments of $30,000 beginning on February 1, 2009, until January 31, 2010.  For the period from February 1, 2010, to January 31, 2011, the quarterly option payments were to increase to $60,000 per quarter.  The Company has the ability to exercise the purchase option at any time while the option agreement remains in good standing.  Subsequent to June 30, 2010, the Company completed a new two year extension agreement (the “Extension”) to the Lease and Option to Purchase Agreement (the “BET Agreement”) with the BET Group.  The BET Agreement covers the lease and purchase of approximately 2,750 acres of mineral rights and 93 acres of surface rights associated with Emgold’s core gold asset, the Idaho-Maryland Project in Grass Valley, CA.  The lease period of the BET Agreement will be extended from February 1, 2011 for an additional two years to February 1, 2013.  Lease payments during the extension period will be $30,000 per quarter.

The BET Group has agreed to defer 50 percent of the quarterly lease payment for 2010, amounting to $30,000 per quarter.  The amount of the deferral, totalling $120,000, will be added to the purchase price of the Property, the first installment of which becomes due on February 1, 2013.  The $120,000 will be subject to an interest calculation at 5.25% compounded annually.  Emgold had 90 days to bring any outstanding quarterly lease payments on the Property current, which at the date of this report have been made.

Emgold Mining Corporation

Quarterly Report

Three and Six Months Ended

June 30, 2010 (Q2)

(expressed in United States dollars, unless otherwise stated)

At June 30, 2010, the Company was not in compliance with the terms of its option agreement on the Idaho-Maryland Mine (See subsequent event described in the paragraph above bringing the Company back into compliance).

The Company has applied for and intends to obtain all necessary permits for exploration, development, and re-opening of the Idaho-Maryland Mine.  The permitting application includes the dewatering and exploration of the mine, as well as the development of up to a 2,400-ton per day operation with potential to produce over 250,000 ounces of gold per year.

In California, permitting is a well-defined process where companies work with the local communities and governments to define and mediate areas of potential concern.  The Company is in the final stage of the permitting process and believes it has developed a good working relationship with all stakeholders in the local communities, but permitting progress has been slow due to the lack of working capital.

The I-M Project is being permitted in accordance with the California Environmental Quality Act (“CEQA”) and the Surface Mining and Reclamation Act, as well as other local, State and Federal legislation.  The City of Grass Valley (the “City”) is the Lead Agency for the CEQA process for the I-M Project.  The initial permit applications were deemed substantially complete by the City on May 20, 2005 at which time the City completed the Master Environmental Assessment (“MEA”) finalized in June of 2006.  Based on the comments in the MEA, comments received from the City, public comments received as part of the community relations program, and advances in the computer modeling and mine planning being done by IM staff, the Company elected to revise its permit application prior to proceeding with the Initial Study.  On June 22, 2007, the City of Grass Valley accepted the Company’s revised permit application.  The City completed an Initial Study on January 8, 2008 and the Draft Environmental Impact Report (“EIR”) prepared by the City of Grass Valley and its consultants on the Idaho-Maryland Project was submitted for public comment on October 30, 2008. The public comment period on the Draft EIR was completed January 20, 2009.  Public and agency comments obtained in the public comment period have been categorized and are being reviewed.  Meetings are been held with various state agencies to review their comments on the Draft EIR.  The City, its consultants, and the Company are in the process of determining additional work requirements, if any, to complete the Final EIR.  The Company may elect to make revisions to the Project Description and upon review with the City, it may be determined that a Revised Draft EIR will be completed prior to the Final EIR being completed.  The Final EIR is anticipated by the Company during 2011 and it is expected that the CMUP may be issued by the City within 120 days of the EIR being completed.

There are a variety of operating permits and agreements that will also be required with various regulatory agencies to operate the mine.  The Company has commenced work on final operating permits and other agreements to allow granting of these as quickly as possible after the EIR is completed.

There is no guarantee that the City of Grass Valley will approve the project or that other agencies will approve the permits necessary to operate.  However, two gold mines (the Mesquite Mine operated by New Gold Inc. and the Briggs Mine operated by ATNA Resources Ltd.) have recently returned to operations in California.  Sutter Gold Mining Inc. is currently obtaining permits to operate the Sutter Gold Mine and Golden Queen Mining Company Ltd is in the process of obtaining permits to open the Solidad Mountain Project in California.

An EIR for the Idaho-Maryland Project was previously completed in 1995 to dewater and explore the mine with Nevada County as the Lead Agency.  Emgold believes there is no technical reason to prevent the mine from being permitted and the risk is the political uncertainty of permitting in the United States and the State of California with constantly evolving regulations at all levels of government that may impact the permitting requirements at some future date.  In particular, potential legislation from the California Air Resources Board and the Federal EPA related to carbon emissions and potential cap and trade rules may have an effect on mining operations in the U.S.

Emgold Mining Corporation

Quarterly Report

Three and Six Months Ended

June 30, 2010 (Q2)

(expressed in United States dollars, unless otherwise stated)

Operation of the mine will require the submission and approval of additional environmental assessments.  Environmental assessments of proposed project operations and permit approvals and conditions carry a heightened degree of responsibility for companies and directors, officers and employees.  The cost of compliance with changes in governmental regulations has a potential to reduce or eliminate the profitability of operations.  For example, if the Company is unable to obtain required permits, and the reasons that the permits cannot be obtained are deemed to be financially insurmountable, the development of the I-M Project would be curtailed, and the Company’s operations in Grass Valley, would cease.

Information about the I-M Project is distributed at community events.  Issues of concern to the community are addressed and communicated to all interested parties at public workshops and meetings and community events as well as through local news media, direct mail-outs, circulars and brochures.  A website devoted to the I-M Project, www.idaho-maryland.com, provides general I-M Project information and permitting documentation and addresses community concerns regarding the expected impact of dewatering existing mine workings, underground development, exploration and the possible operation of a mine on the community and the environment.  The Company has participated in public workshops held during the preparation of the draft EIR.

The Company is currently working on a revision to the Project Description for the project.  The revision will include elimination of discharge into the South Fork of Wolf Creek from the New Brunswick site and elimination of the water treatment plant at the New Brunswick site.  Instead, a raw water line will be constructed under East Bennett Road and water will be pumped from the New Brunswick site to the Idaho-Maryland Site and to the water treatment plant located there.  Water will then be discharged into Wolf Creek after treatment.  The revision will also include the clean-up of historic tailings on site which was not included in the scope of the Draft EIR.  Upon submission of the changes to the project description, a Revised Draft EIR may be required to allow public comment on any revisions followed by completion of the Final EIR.  Work by the City and its consultants have been placed on hold pending submission of the revised Project Description and financing activities by Emgold.

Emgold is now treating its wholly-owned subsidiary, Golden Bear Ceramics Company (“Golden Bear”), as an independent operating entity.  This is intended to allow Golden Bear to obtain independent financing to construct a production plant to manufacture stone and ceramic products from mineral based waste.  If financing is secured, Emgold is planning to use commercially available technology to test mineral waste in connection with the operation of the I-M Project and is reviewing the use of the technology for the I-M Project, either through Golden Bear or otherwise.

1.1.2

Buckskin Rawhide Property, Nevada

In 2009, the Company entered into a lease and option to purchase agreement to acquire the rights to the Buckskin Rawhide mineral claims, a gold prospect located near Fallon, Nevada.  In January 2010, the transaction closed and the Company issued 19,432 common shares at a value on the day of issue of $7,134.

The Buckskin Rawhide Property is an early stage gold/silver exploration property located adjacent to the Denton-Rawhide Mine, a gold/silver mine owned and operated by Kennecott Rawhide Mining Company, a subsidiary of Rio Tinto Mining Corporation.

Emgold Mining Corporation

Quarterly Report

Three and Six Months Ended

June 30, 2010 (Q2)

(expressed in United States dollars, unless otherwise stated)

Subsequent to June 30th, Rio Tinto announced in its Second Quarter 2010 Operations Review, dated July 14, 2010, that it had sold its 100% interest in the Denton Rawhide Mine in Nevada with an effective date of June 25, 2010.  The property has been purchased by a private company that plans to bring the mine back into production.

On April 26, 2010, Fronteer Gold Corporation announced that it has acquired Nevada Eagle Resources from Gryphon Gold Corporation.  Part of this acquisition includes the Regent Property, which is also adjacent to the Buckskin Rawhide Property.  Fronteer Gold is currently evaluating the properties it acquired prior to making the decisions on how best to advance them.

The Buckskin Rawhide property was previously explored and drilled by Kennecott Minerals, including over 27 drill holes.  Results indicate the potential for high grade mineralized gold/silver veins and bulk minable disseminated gold/silver zones.  The development alternatives would include advancing the Buckskin Rawhide Property as a standalone gold/silver exploration project or combining it with other existing properties in the region.

Emgold Mining Corporation (Emgold) has a lease and option to purchase agreement to acquire 100% of the Buckskin Rawhide Property from Nevada Sunrise LLC, a private company located at Auburn, California.  The property comprises 920 acres of unpatented mineral lode claims and is under the jurisdiction of the Bureau of Land Management (BLM).  The terms of this agreement were disclosed in an Emgold news release dated December 1, 2009.

The Buckskin Rawhide Property is currently 75% owned by Nevada Sunrise LLC, a private Nevada company and 25% owned by Maurice and Lorraine Castagne.  Emgold has agreed to lease the property from Nevada Sunrise LLC, subject to the following payments:

Year	Advance Royalty Payment
2009	$10,000 (1) (paid in common shares)
2010	$10,000 (1)
2011	$10,000 (1)
2012	$20,000 (1)
2013	$40,000 (1)
2014	$60,000 (2)
2015	$60,000 (2)
2016	$60,000 (2)
2017	$60,000 (2)
2018	$60,000 (2)
2019	$60,000 (2)

Note: (1) Lease payments may be paid in either cash or Emgold common shares based on an average price of shares traded during the calendar month prior to the payment due date.   (2) Lease payments may be paid in Emgold common at the discretion of Nevada Sunrise based on an average price of shares traded during the calendar month prior to the payment due date.

During the lease period, Emgold may conduct exploration and, if warranted, complete a NI 43-101 compliant feasibility study. On completion of the feasibility study, Emgold may acquire 100% ownership of the property by paying Nevada Sunrise an additional amount of $250,000 which Nevada Sunrise is required to use to purchase the retained 25% interest from Maurice and Lorraine Castagne as per an underlying property agreement, and to transfer that title to Emgold. Upon commercial production and after acquisition of 100% interest in the property by Emgold, Nevada Sunrise will be entitled to a 2.5% Net Smelter Royalty (“NSR”) on production from the property.

Emgold Mining Corporation

Quarterly Report

Three and Six Months Ended

June 30, 2010 (Q2)

(expressed in United States dollars, unless otherwise stated)

1.1.3

Stewart Properties, British Columbia

In 2001, the Company entered into an option agreement to acquire the rights to the Stewart mineral claims, a gold prospect located close to Nelson in south-eastern British Columbia.  The Company has earned a 100% interest in the property.

The Stewart Property is a middle stage exploration property.  It is located in a region of historic mining activity, and is part of a large geologic trend of tungsten, molybdenum and gold mineralization.  This trend includes Emgold’s Rozan Property, Valterra Resource Corporation’s Toughnut and Star Properties, Anglo-Swiss Resources Incorporated’s Nelson Property, and Sultan Minerals Inc.’s Kena Property (see map of Rozan and Stewart Properties, British Columbia).

The Stewart Property contains a number of gold, molybdenum, tungsten and silver-lead-zinc prospects.  The property has been assessed by various operators since 1967, each exploring a different type of mineral deposit.  Much data is available from those programs to use in future exploration.

The companies that explored the Stewart Property were seeking specific metals.  In general most of the work was focused on exploring for tungsten and base metals from the 1940’s through the 1960’s.  A relatively minor amount of gold exploration was completed in the late 1980’s and 1990’s.  Emgold’s assessments considered all of those metals.

Premier Gold Mining Company (1942) conducted the initial exploration of Stewart on the Arrow Tungsten prospect.  Tungsten mineralization was identified along a 300 meter strike length, with samples up to a few feet wide showing grades of over one percent WO3.  This was the first recorded work on the Stewart Property, but Emgold has no reports from it.

Copper Horn Mining Limited (1967) explored for molybdenum.  They staked claims, mapped geology, conducted reconnaissance soil geochemistry sampling, and completed magnetometer geophysical surveys.  Copper Horn wrote assessment report No. 1083 in 1967.

In 1969, Quintana Minerals Corporation conducted geological and geochemical investigations that resulted in the definition of two copper-molybdenum zones.  They summarized their work in 1970 assessment report No. 2301.

Union Carbide acquired and explored the Arrow tungsten area in 1977 and wrote assessment report No. 6654 in 1978.  They did geochemical surveying for tungsten, molybdenum, copper and zinc.

Asamera Oil Corporation (1979-1980) carried out a geochemical exploration program on the Bobbi claims on the eastern part of the Stewart property for molybdenum.  They concluded that further testing of the anomalous areas was warranted and summarized their findings in a report.

In 1979 through 1981, Shell Canada Resources Ltd. optioned the property and carried out a detailed evaluation over large areas of the property that included geological mapping, magnetometer and impulse EM geophysics, soil geochemistry and diamond drilling.  Much of this work (including extensive drilling) was focused on the Stewart Moly and Breccia Summit areas, with the results indicating that a molybdenum-bearing porphyry system might exist on the property.  Shell defined a small resource (which is described below) and compared Stewart to the Henderson deposit.

Cominco Limited (1980) conducted geophysical surveys for porphyry molybdenum deposits on an eastern section of the Stewart property known as the Bobbi claims.  They ran 8.8 kilometers of induced polarization and field magnetic lines and summarized the findings in a report that year.  Several anomalies were detected, but no other field work was done to investigate the anomalies.

Selco Inc.(1982-1984), a division of BP Exploration Canada Limited, conducted extensive exploration on the property for metals, primarily molybdenum.  In 1982 Selco did airborne EM and magnetics surveys and rock chip sampling, and in 1983 they continued with geological evaluations, further geochemical sampling, ground geophysics, and drilling (1677.3 meters of NQ core).  Much of their work was on the Stewart Moly Project.  Selco concluded that Stewart contained many showings of base and precious metals.  While they thought that the potential would be too small for Selco or BP, they stated that the “property does, however, contain potential for lode deposits which would be amenable to mining by a junior sized mining company…”  Selco wrote assessment reports in years 1983 (report No. 12251) and in 1984 (report No. 13166), and those reports included several volumes of data in appendices.

Emgold Mining Corporation

Quarterly Report

Three and Six Months Ended

June 30, 2010 (Q2)

(expressed in United States dollars, unless otherwise stated)

Lacana Mining Corporation conducted geochemical sampling in 1987 and summarized the results in a 1988 report.  They concentrated on the Rest Creek area, but failed to find targets for further testing.

Minnova Incorporated (1989-1990) explored the northwest part of the Stewart property in the Craigtown Creek area for gold with soil geochemistry sampling.  They also split and re-assayed old drill core, with the best results being 2,150 ppb gold.  Minnova wrote a report in 1991.

Cameco Corporation focused on the Craigtown Creek area with programs in years 1992 and 1993.  The 1992 program included geological mapping, soil and rock sampling, and backhoe trenching.  In 1993 Cameco drilled four core holes (448 meters total) and found anomalous gold up to 24,854 ppb in a quartz-sulphide vein.  Cameco also ran induced polarization and magnetic geophysics surveys.  Company progress reports were written in both 1992 and 1993.

In 1995, Orvana Minerals acquired the Stewart Property to “characterize potentially economic mineralization known to occur on the property” and to develop exploration drill targets.  Their focus was primarily on gold and copper.  In 1996-1997, Orvana Minerals conducted geologic mapping, rock soil and moss mat geochemical sampling, and a ground magnetic and VLF-EM survey, emphasizing the Craigtown Creek area.  Orvana described the results of their field work in detail in two reports dated 1997 and 1998, and the conclusions/recommendations in those reports outlined favourable exploration targets to be evaluated during the next field season.

Emgold (2001 to present) acquired the Stewart Property from Jack and Eric Denny in the year 2001.  Emgold originally optioned the property for its gold potential but eventually conducted exploration for any previously discovered metals.  In the year 2001, Emgold conducted soil geochemistry sampling to verify prior historic work, and in 2003 Emgold added airborne geophysics (magnetic, resistivity, and electromagnetic).  In 2005, Emgold completed a 6-hole diamond drill program totaling 404.47 meters of NQ size core and in 2006 five more holes were drilled.  That program included rock and soil sampling and the results indicated that further work on the property was warranted and that the other areas of the property were deemed to have potential for tungsten, and silver-lead-zinc mineralization.

In 2007, Emgold conducted a trenching and diamond drill program over several areas of the property.  A total of 28 trenches and 30 diamond drill holes (3,338 meters of 10,950 feet of drilling) were completed on the property, and 339 trench samples along with 1,285 BTW size core samples were obtained and shipped to a laboratory in Vancouver, BC for analysis.  The results of this program further defined the presence of gold and tungsten-molybdenum mineralization on the property, and produced more evidence that Stewart had significant potential.

Emgold believes that the Stewart Property has very good potential to host a large mineral deposit, but a large-scale exploration program will be required to adequately make this assessment.  This program would require deep drilling to test for mineralization at depths greater than previously assessed, and might require more geochemistry or geophysics to define exploration targets.

For these reasons Emgold is seeking opportunities to advance its Stewart Property through a lease, joint venture or other means.

Emgold Mining Corporation

Quarterly Report

Three and Six Months Ended

June 30, 2010 (Q2)

(expressed in United States dollars, unless otherwise stated)

1.1.4

Rozan Property, British Columbia

In 2000, the Company entered into an option agreement to acquire the rights to the Rozan Gold Property, a prospect located south of the community of Nelson in the Red Mountain area of southeastern British Columbia.  The Company holds a 100% interest in the property.

The Rozan Property is an early stage polymetallic exploration property.  It is located in a region of historic mining activity and is part of a large geologic trend containing tungsten, molybdenum, gold, copper, silver and lead mineralization.  The trend includes the Rozan Property, Emgold’s 100%- owned Stewart Property, Valterra Resource Corporation’s (“Valterra”) Toughnut and Star Properties, and Sultan Mineral Inc.’s Kena Property.

Exploration by Emgold has included geological mapping, geochemical sampling and geophysical surveys along with small drilling programs, all of which had encouraging results.  The Rozan Property has the potential for high-grade gold veins, bulk mineable disseminated gold zones, and possibly other metals.

On January 14, 2010, the Company entered into a Lease and Option to Purchase Agreement (the “Agreement”) with Valterra.

The Agreement calls for cumulative work commitments of Cdn$1,000,000 over five years, with a commitment of Cdn$50,000 in 2010, Cdn$200,000 in 2011, and Cdn$250,000 in each of years 3 to 5.

The term of the Agreement is for a period of 5 years, with property payments of cash, common shares and five-year warrants to be made by Valterra to the Company during the lease as follows:

Period	Cdn$	Shares	5 Year Warrants
Signing	Nil	50,000 (received)	50,000 (received)
Year 1	$30,000	50,000	50,000
Year 2	$30,000	50,000	50,000
Year 3	$40,000	50,000	50,000
Year 4	$40,000	50,000	50,000
Year 5	$60,000	100,000	100,000
Total	$200,000	350,000	350,000

Upon completion of the lease payments and work commitments, Valterra will acquire the Rozan Property, subject to an underlying NSR.  Valterra will use its best efforts to complete a NI 43-101 resource estimate for the property by Year 5, subject to results obtained from exploration and development work.

Under the Agreement with Valterra, should the Company elect to acquire two thirds of the NSR currently held by the original optionors, or a 2% NSR, Valterra will have 30 days to exercise an option to obtain half of this interest (a 1% NSR) for Cdn$500,000.  The Company will use this payment as part of the required payment to acquire the 2% NSR from the original optionors and will then transfer the 1% NSR to Valterra.  Should Valterra elect not to exercise its option at this time, it shall retain a further option to acquire the 1% NSR from the Company at a future date for Cdn$750,000.  The Company will retain its first right of refusal with the original optionors to acquire the remaining 1% of their NSR, should they elect to sell it to a third party.  Should the Company obtain this 1% NSR, Valterra shall have first right of refusal if the Company elects to sell it to a third party.

1.1.5

Market Trends

The price of gold has been increasing steadily over the past three years.  The average London gold fix in 2008 averaged $872 per ounce; $972 in 2009, and has averaged approximately $1165 per ounce to August 27 in 2010.

Emgold Mining Corporation

Quarterly Report

Three and Six Months Ended

June 30, 2010 (Q2)

(expressed in United States dollars, unless otherwise stated)

Measurement uncertainty and impairment assessments

The Company is currently in the exploration stage on its mineral property interests, and has expensed its exploration costs.  The mineral property costs that are capitalized relate to mineral property acquisition costs.  At June 30, 2010, the carrying value of mineral property interests reflects the acquisition costs of surface rights and option payments on mineral property interests.

As at June 30, 2010, the Company determined that impairment indicators existed based on the Company’s ability to raise financing and caused significant changes in the work programs. The Company completed an impairment assessment for each of its mineral property interests.

Mineral property interests, where future cash flows are not reasonably determinable, are evaluated for impairment based on the nature and amount of recent exploration amounts expensed, management’s intentions and determination of the extent to which future exploration programs are warranted and likely to be funded.  It is management’s opinion that the carrying amount of the remaining properties is supported by recent exploration expenditure excess of the properties carrying value and the Company’s near-term exploration plans. Although management believes that estimates applied in these impairment assessment are reasonable, such estimates are subject to significant uncertainties and judgments.

1.1.7

Golden Bear Ceramics Company

Golden Bear Ceramics Company has developed a process that can use a variety of non-traditional feedstock materials such as mine tailings, fly ash from coal fired power plants, fines from aggregate quarries, and other mineral wastes to make high quality 100% recycled stone and ceramic building products.  This process uses off the shelf equipment from the ceramics industry and involves traditional cold forging and hot forging processes.  Building products that can be produced include floor tile, wall tile, and roof tile.  These products are 100% recycled, qualify for Leadership in Energy and Environmental Design (LEED) Credits, require less energy to manufacture than traditional stone and ceramic tiles, and reduce trucking costs for both feedstock to plant and finished product to market.  Emgold plans to spin off this technology to a third party to allow its commercialization.

Golden Bear entered into an agreement with Ceramext LLC in 2003 to develop and commercialize a hot vacuum extrusion apparatus developed by Ceramext LLC.  This agreement was terminated on May 7th, 2009.

Emgold Mining Corporation

Quarterly Report

Three and Six Months Ended

June 30, 2010 (Q2)

(expressed in United States dollars, unless otherwise stated)

1.2

Selected Annual Information

The following information has been extracted from the audited consolidated financial statements of the Company.  The consolidated financial statements have been prepared in accordance with Canadian generally accounting principles and are expressed in United States dollars.

	As at December 31, 2009	As at December 31, 2008	As at December 31, 2007
Current assets	$ 32,195	$ 591,302	$ 5,281,621
Mineral property interests	1,067,707	984,933	942,448
Other assets	36,467	66,370	282,626
Total assets	1,136,369	1,642,605	6,506,695

Current liabilities	1,912,403	607,269	718,136
Preference shares	727,674	621,232	750,624
Capital lease obligation	13,306	19,280	25,661
Shareholders’ equity (deficiency)	(1,517,014)	394,824	5,012,274
Total shareholders’ equity and liabilities	$ 1,136,369	$ 1,642,605	$ 6,506,695
Working capital (deficiency)	$ (1,880,208)	$ (15,967)	$ 4,563,485

	Years ended December 31,
	2009	2008	2007
Expenses
Amortization	$ 29,813	$ 43,946	$ 76,423
Accretion of debt portion of preference shares	6,250	12,933	12,822
Bad debt expense (recovery)	(77,045)	321,839	--
Golden Bear costs	93,340	447,809	629,148
Exploration costs	1,175,520	2,586,625	3,188,134
Foreign exchange loss	185,807	193,301	63,988
Finance expense	57,995	54,661	54,692
Legal, accounting and audit	197,977	153,440	107,383
Management and consulting fees	111,109	189,249	107,996
Office and administration	237,233	337,821	372,647
Other consulting fees	--	--	18,844
Salaries and benefits	172,009	336,918	798,509
Shareholder communications	120,078	194,033	209,700
Stock-based compensation	963	175,732	399,830
Travel	1,315	32,654	104,057
Loss for the year before other items	2,312,364	5,080,961	6,144,173
Interest income	(1,537)	(63,537)	(86,310)
Write-down of mineral property interests	75,169	--	--
	73,632	(63,537)	(86,310)
Loss for the year before income taxes	2,385,996	5,017,424	6,057,863
Future income tax recovery	--	--	(221,734)
Loss and comprehensive loss for the year	2,385,996	5,017,424	5,836,129
Loss per share – basic and diluted	$0.14	$0.32	$0.57
Weighted average number of common shares outstanding	16,495,240	15,730,472	10,207,747

Emgold Mining Corporation

Quarterly Report

Three and Six Months Ended

June 30, 2010 (Q2)

(expressed in United States dollars, unless otherwise stated)

1.3

 Results of Operations

Fiscal 2010 compared to fiscal 2009

Emgold’s loss in fiscal 2010 was $573,802, or a loss per share of $0.03, compared to a loss of $1,144,175, or a loss per share of $0.07 in fiscal 2009.  This includes $322,723 in exploration costs incurred in fiscal 2010, compared to $633,431 incurred in fiscal 2009.  Emgold’s accounting policy is to expense exploration costs until the Company reaches the development stage on its mineral property interests.

In the last quarter of 2009 and the first half of 2010, the Company took a number of steps to significantly reduce operating expenses on both a corporate and a project basis.  This included reduction in personnel and reduced work weeks for certain employees, downsizing of office and warehouse space in Grass Valley, renegotiation and deferral of property payments on the Idaho-Maryland property for 2010.  The Company has been successful in reducing its operating costs by over $600,000 per year.

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009

Expenses
Amortization	$ 4,861	$ 8,615	$ 9,930	$ 18,313
Accretion of debt portion of preference shares	1,931	(395)	3,836	2,358
Golden Bear costs	--	(38,876)	--	10,188
Exploration expenses	144,098	245,553	322,723	633,431
Foreign exchange loss (gain)	(71,989)	78,283	(17,349)	52,484
Finance expense	15,538	13,791	27,340	25,429
Legal, accounting and audit	28,840	13,769	49,606	39,291
Management and consulting fees	17,224	26,746	48,143	52,376
Office and administration	17,604	58,863	99,311	140,043
Recovery on sale of equipment	--	--	(36,000)	--
Salaries and benefits	65,880	58,189	112,192	103,121
Stock-based compensation	--	154	102,961	964
Shareholder communications	22,367	33,225	38,163	70,140
Travel	--	--	--	1,315
	246,354	497,917	760,856	1,149,453
Other income
Interest income	--	(745)	--	(1,308)
Gain on settlement of debt	(77,197)	--	(77,197)	--
Recovery of bad debt expense	(61,550)	(3,970)	(109,857)	(3,970)
Loss for the period	$ (107,607)	$ (493,202)	$ (573,802)	$ (1,144,175)

Loss per share – basic and diluted	$ (0.01)	$ (0.03)	$ (0.03)	$ (0.07)

Weighted average number of common shares outstanding	19,709,280	16,261,020	17,833,776	16,079,895

During fiscal 2010 the Company earned no interest income on excess cash balances compared to $1,308 in fiscal 2009.  In fiscal 2010, the Company has had no excess cash to invest in short-term investments resulting in the decrease.  In fiscal 2010, the Company sold equipment with a book value of $nil for $36,000.

Emgold Mining Corporation

Quarterly Report

Three and Six Months Ended

June 30, 2010 (Q2)

(expressed in United States dollars, unless otherwise stated)

During the period, the Company settled $152,034 in debt by the issuance of 608,135 common shares at a deemed value of $0.25 per common share.  This resulted in a gain of $77,197, due to the difference in fair value of the common shares at the time of issuance of $0.12 and the deemed value of $0.25.

Amortization expenses relating to general and administrative activities decreased from $18,313 in fiscal 2009 to $9,930 in fiscal 2010.

Accretion expenses increased from $2,358 in fiscal 2009 to $3,836 in fiscal 2010.  The debt portion of the convertible preference shares is accreted over ten years from inception such that the Canadian dollar expense will decline each year; however, this may be offset by changes in the foreign exchange rate between the Canadian and U.S. dollar.

The Company shares services on a full cost recovery basis including rent, certain accounting and administrative salaries and overhead with three other public companies.  Quorum Management and Administrative Services Inc. (“Quorum”), a private company held jointly by the Company and two other public companies, provides services to these public entities currently sharing office space and other services with the Company.  The companies each hold a one/third interest in Quorum and also have certain common directors and are related parties of Emgold.  The Company advanced three months of funds to Quorum for future services.  Quorum held this advance as a deposit for each shareholder company as working capital.  As at December 31, 2008, the Company concluded that amounts advanced may not be recoverable in full, based on the financial position of Quorum and its corresponding ability to continue to provide services to the Company.  Consequently, a provision of $321,839 was recorded.  This provision estimate assumed that Quorum would be in a position to provide services for a period of three months from the balance sheet date and that such services could drawn down against outstanding advances.  Any advances amounts in excess of the estimated 3 months services values have been provided in full.  In the six months ended June 30, 2010, Quorum has provided services in fiscal 2010 in excess of the amount receivable from Quorum in the amount of $109,857.  The recoverability of the balance of $183,567 will continue to be assessed as the receivable decreases for services provided by Quorum, and as services are performed, the amount of the services will be taken into income until such time that three months of working capital are advanced to Quorum as per the administrative services contract.

The Company has stopped all further development of the Ceramext® Process.  In May 2009, the Ceramext agreement was terminated, and the advance technology royalties were not paid.  In total, costs incurred in fiscal 2009 of $10,188, compare to $Nil in fiscal 2010.

Foreign exchange changed from a loss of $52,484 in fiscal 2009 to a gain of $17,349 in fiscal 2010.  Fluctuations in currency are affecting operations to a greater degree in fiscal 2010 due to volatility in the Canada and United States exchange rates and the changes in the United States dollar relative to the Canadian dollar, than in fiscal 2009.  In the past, the Company has held most of its excess cash and short-term investments in Canadian dollars while the majority of the Company’s expenses are denominated in U.S. dollars.  Much of the loss relates to the preference shares and related accrued interest which are denominated in Canadian dollars.

Finance expense remained consistent increasing slightly from $25,429 in fiscal 2009 to $27,340 in fiscal 2010.  The finance expense relates to interest on the convertible preference shares which are denominated in Canadian dollars and vary as exchange rates fluctuate.  Interest is also being paid on promissory notes payable entered into by the Company with directors, officers and investors to provide working capital.

Legal, accounting and audit fees increased from $39,291 in fiscal 2009 to $49,606 in fiscal 2010, due to slightly higher audit and legal fees in fiscal 2010.  Legal fees incurred in the period related to financing costs are recorded as share issue costs.

Emgold Mining Corporation

Quarterly Report

Three and Six Months Ended

June 30, 2010 (Q2)

(expressed in United States dollars, unless otherwise stated)

Management and consulting fees decreased from $52,376 in fiscal 2009 to $48,143 in fiscal 2010.  Consulting fees paid or accrued and payable to two private companies, each controlled by an officer and director of the Company, have decreased due to changes in officers and renegotiation of lower fees with the officers.

Office and administration expenses decreased from $140,043 in fiscal 2010 compared to $99,311 in fiscal 2009.  Administrative expenses include telephone, courier and other direct costs.  The expense decreased compared with the previous period as a result of various fluctuations in other direct costs as a result of sharing of office space as well as various cost cutting initiatives such as a reduction in the amount of corporate office space used by Company personnel.  In California, the Company moved to smaller warehouse and office premises in February 2010.

Salaries and benefits remained at approximately the same level, $103,121 in fiscal 2009 compared to $112,192 in fiscal 2010, a nominal increase.

Shareholder communications costs decreased from $70,140 in fiscal 2009 to $38,163 in fiscal 2010.  These costs include dissemination of news releases, transfer agent, regulatory and filing fees as well as fees associated with the maintenance of the Company’s website.  The decrease relates primarily to a reduction in investor relations activity compared with the previous period.  The fiscal 2009 expense includes Cdn$30,000 in consulting fees for services provided by King James Capital Corporation for investor relations services.  No fees were incurred in fiscal 2010.

Stock-based compensation of $964 in fiscal 2009 relates to re-valuations of stock options granted to a consultant vesting during the period.  In fiscal 2010, stock-based compensation of $102,961 was recorded.  The stock option expense was calculated using a Black-Scholes option valuation model, using a risk free rate of 2.2%, an expected life of 3.8 years, and an estimated volatility of 112.3%.  The fair value per option grant was Cdn$0.18 for each of the stock options granted at a price of Cdn$0.25, with an expiry date of March 17, 2015.

Travel expense decreased from $1,315 in fiscal 2009 to $Nil in fiscal 2010.  The Company has reduced the extent of travel from Grass Valley, California to Vancouver, BC in order to reduce expenses. Exploration costs incurred by property are as follows:

Emgold Mining Corporation

Quarterly Report

Three and Six Months Ended

June 30, 2010 (Q2)

(expressed in United States dollars, unless otherwise stated)

	Six months ended June 30,		Cumulative Total to June 30,
	2010	2009	2010
Idaho-Maryland Property, California
Exploration costs
Assays and analysis	$ --	$ --	$ 100,140
Community relations	--	--	80,561
Drilling	--	--	1,039,920
Geological and geochemical	161,835	237,993	4,233,775
Land lease and taxes	133,072	48,674	1,461,529
Consulting	--	--	209,713
Mine planning	26,018	261,691	4,377,210
Site activities	--	84,579	1,672,390
Stock-based compensation	--	--	481,684
Transportation	--	--	128,250
Incurred during the period	320,925	632,937	13,785,172
Rozan Gold Property, British Columbia
Exploration costs
Assays and analysis	--	--	11,803
Geological and geochemical	1,076	8	123,388
Drilling	--	--	64,050
Site activities	256	31	22,044
Stock-based compensation	--	--	16,055
Trenching	--	--	4,666
Transportation	--	--	12,354
Assistance and recoveries	--	--	(4,793)
Incurred during the period	1,332	39	249,567
Stewart Property, British Columbia
Exploration costs
Assays and analysis	--	--	96,157
Drilling	--	--	530,056
Geological and geochemical	431	21	221,148
Site activities	35	434	21,510
Stock-based compensation	--	--	16,055
Trenching	--	--	19,318
Transportation	--	--	45,838
Assistance and recoveries	--	--	(25,072)
Incurred during the period	466	455	925,010
Total Exploration Costs	$ 322,723	$ 633,431	$ 14,959,7495

Direct exploration expenditures on the I-M Project decreased from $632,937 in fiscal 2009 to $320,925 in fiscal 2010.  The Company’s primary focus continues to be the completion of the final phase of the three-phase permitting process.  The public comment period on the Draft EIR was completed January 20, 2009.  Public and agency comments obtained in the public comment period have been categorized and are being reviewed.  Meetings are been held with various state agencies to review their comments on the Draft EIR.  The City, its consultants, and the Company are in the process of determining additional work requirements, if any, to complete the Final EIR.  The Company may elect to make revisions to the Project Description and upon review with the City, it may be determined that a Revised Draft EIR will be completed prior to the Final EIR being completed to allow public comment on the revisions.  The Final EIR is anticipated by the Company during 2011 and it is expected that the CMUP may be issued by the City within 120 days of the EIR being completed.

Emgold Mining Corporation

Quarterly Report

Three and Six Months Ended

June 30, 2010 (Q2)

(expressed in United States dollars, unless otherwise stated)

Planned expenses in fiscal 2010 for the I-M Project include the activities associated with responding to public comments to the Draft EIR, progressing through the final application process for a CMUP, on-going financing, an update to existing resource models and public outreach activities.

1.4

Summary of Quarterly Results (Unaudited)

Operating results for the three-month period ended June 30, 2010 (“Q2 2010”), compared to the three-month period ended June 30, 2009(“Q2 2009”)

The discussion of Q2 2010 expenses focuses on the areas of significant change from Q2 2009, and any areas that are not discussed in the six months above.

General and administrative expenses:

Legal, accounting and audit fees decreased from $13,769 in Q2 2009 to $28,840 in Q2 20109.  Q2 2010 accounting and audit expenditures were higher than those incurred in Q2 2009 levels.  A debt settlement completed in Q2 2010 contributed to higher legal fees in that period.

Office and administration expenses decreased from $58,863 in Q2 2009 to $17,604 in Q2 2010.  These included rent, telephone, courier and other direct costs with the decrease, primarily due to the new premises in California.

Management and consulting fees decreased from $26,746 in Q2 2009 to $17,224 in Q2 2010. Payments to related parties for services as officers decreased to Cdn$3,500 per month from $7,000 during the period are accrued and are unpaid.

The Company incurred a foreign exchange gain of $71,989 in Q2 2010 compared to a foreign exchange loss of $78,283 in Q2 2009.  The U.S. dollar weakened relative to the Canadian dollar in Q2 2009.  Currently, the Company has no excess funds, and the change in foreign exchange relates primarily to payables denominated in Canadian dollars, which include preference shares and accrued dividends on the preference shares.

Salaries and benefits increased from $58,189 in Q2 2009 to $65,880 in Q2 2010.

Shareholder communications costs decreased from $33,225 in Q2 2009 to $22,367 in Q2 2010, Q2 2009 costs include investor relations services at a cost of Cdn$5,000 monthly.

Exploration expenses:

Direct exploration expenditures decreased from $245,553 in Q2 2009 to $144,098 in Q2 2010.  The change in second quarter expenses compared with the prior year relates to the timing of mine planning and permitting related costs as the Company progresses through the three-phase permitting process with the City of Grass Valley, and also reflects the reduced work week of the employees in Grass Valley.  Costs incurred on the British Columbia properties are nominal.

The table below provides, for each of the most recent eight quarters, a summary of exploration costs on a project-by-project basis and of corporate expenses.

Emgold Mining Corporation

Quarterly Report

Three and Six Months Ended

June 30, 2010 (Q2)

(expressed in United States dollars, unless otherwise stated)

	Golden Bear Costs	Idaho-Maryland Property, California	Rozan Property, British Columbia	Stewart Property, British Columbia	Jazz Property and Others	General and administrative expenses (Note 1)	Loss per Quarter	Quarterly Loss per share
2010
First Quarter	--	176,825	1,331	466	--	371,877	466,195	0.03
Second Quarter	--	144,098	1	--	--	102,256	107,607	0.00
2009
First Quarter	49,064	387,384	39	455	--	214,594	650,973	0.04
Second Quarter	(38,876)	245,553	--	--	--	291,240	493,202	0.03
Third Quarter	(996)	283,616	24	--	--	311,116	565,351	0.03
Fourth Quarter	84,148	271,075	(4,614)	(8,066)	54	303,599	676,470	0.04
2008
Third Quarter	124,152	624,403	--	--	--	661,561	1,393,538	0.09
Fourth Quarter	114,281	730,047	61	--	(19)	403,364	1,249,563	0.08

Note 1:  General and administrative expenses do not include interest revenue, the write-down of mineral property interests, bad debts recovery, gain on settlement of debt and the recovery of future income taxes.

Variances between quarters are primarily affected by the Company’s activities and progress on permitting of the Idaho-Maryland Project.  Changes in the level of funds raised by private placement or other forms of financing may cause delays in planned expenditures from quarter to quarter.  These are discretionary costs, primarily related to the timing and availability of hiring of external consultants related to the permitting process, resource estimates and engineering or capital expenditures, which may be delayed.

1.5

Liquidity

Historically, the Company’s sole source of funding is and has been the issuance of equity securities for cash, primarily though private placements to sophisticated investors and institutions.  The Company has issued common shares pursuant to private placement financings and the exercise of warrants and options.

The current market conditions, the challenging and inhospitable funding environment and the low price of the Company’s common shares make it difficult to raise funds through private placements of shares.  In addition the Company endeavors to minimize dilution to existing shareholders.  There is no assurance that the Company will be successful with any financing ventures.  Please refer to the “Risks” section of this document.

At June 30, 2010, the Company had a working capital deficiency of $1,609,976, defined as current assets less current liabilities, compared with a working capital deficiency of $1,880,208 at December 31, 2009.  The Company’s interim consolidated financial statements were prepared using Canadian generally accepted accounting principles applicable to a going concern.  Several adverse conditions cast substantial doubt on the validity of this assumption.

Operations for the six months ended June 30, 2010, were funded primarily from advances from related parties and subscription receipts from a non-brokered private placement raising gross proceeds of $750,000 which closed during the period.  A total of 3,000,000 units were issued to date at a price of $0.25 per unit in April 2010.  Each unit consists of one common share of the Company and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase, for a period of 24 months, one additional common share of the Company at a price of $0.35.  The shares and warrants issued in connection with this non-brokered private placement are subject to a minimum hold period of four months.

Emgold Mining Corporation

Quarterly Report

Three and Six Months Ended

June 30, 2010 (Q2)

(expressed in United States dollars, unless otherwise stated)

The Company also completed a debt settlement with two creditors by the issuance of 608,135 common shares at a deemed value of $0.25 per share to settle outstanding debt of $152,034, resulting in a gain on settlement of debt of $77,197.

The deferral with the BET Group whereby they agreed to defer 50 percent of the quarterly lease payment for 2010, or $120,000, will be added to the purchase price of the Property, the first installment of which becomes due on February 1, 2013.  The $120,000 will be subject to an interest calculation at 5.25% compounded annually.  The deferral will remove $120,000 from the current liabilities of the Company.  Emgold had 90 days, or until October 21, 2010, to bring any outstanding quarterly lease payments on the Property current.  At the date of this report, the outstanding quarterly lease payments have been made.

The Company’s ability to continue as a going concern is contingent on its ability to obtain additional financing.  The current equity and financial market conditions, the challenging environment for raising monies, and the low price of the Company’s common stock make it difficult to obtain additional funding by private placements of shares.  The junior resource industry has been severely impacted by the world economic situation, as it is considered to be a high-risk investment.  There is no assurance that the Company will be successful with any financing ventures.  It is dependent upon the continuing financial support of shareholders and obtaining financing to continue exploration and/or development of its mineral property interest.  While the Company is expending its best efforts to achieve its plans by examining various financing alternatives including reorganizations, mergers, sales of assets, or other form of equity financing, there is no assurance that any such activity will generate funds that will be available for operations.

To date, the Company has been able to advance all of its planned activities related to the I-M Project.  Golden Bear has access to commercially available technology that is readily available to advance the development of the I-M Project and efforts are continuing to raise separate funding for Golden Bear to possibly construct its first commercial plant outside of Grass Valley.  Progress on the I-M Project has been at a slower pace than planned due to budgetary constraints and due to a decision by Management to revise the Permit Application at the end of the MEA prior to proceeding with the Initial Study.

Investing Activities

As at June 30, 2010, Emgold has capitalized $1,076,248 (December 31, 2009 - $1,067,707) representing costs associated with the acquisition of its mineral property interests in California and British Columbia.  See Section 1.1.4 for a description of the option on the Rozan Property.

The Company entered into an agreement to acquire 7.13 acres of land known as the "Whisper Property” in the year ended December 31, 2009.  Under the terms of the agreement, the Company issued 280,823 (post-consolidation) common shares to the seller for the purchase of the Whisper Property at a deemed market price of Cdn$0.55 on the date of filing.  No common shares were issued as bonuses, finder's fees or commissions in connection with this transaction.  A title search is pending.  The common shares have been issued from treasury but have not been distributed to the seller pending title searches and final documentation to be provided by the seller of the property.

In 2009, the Company entered into a lease and option to purchase agreement to acquire the rights to the Buckskin Rawhide mineral claims, a gold prospect located near Fallon, Nevada.  In January 2010, the transaction closed and the Company issued 19,432 common shares at a value on the day of issue of $7,134.

During the six months ended June 30, 2010, the Company entered into an Agreement with Valterra on the option and sale of the Rozan property in British Columbia.  Pursuant to the Agreement, the Company received 50,000 common shares and 50,000 warrants of Valterra as the initial payment on the option agreement.

Emgold Mining Corporation

Quarterly Report

Three and Six Months Ended

June 30, 2010 (Q2)

(expressed in United States dollars, unless otherwise stated)

1.6

Capital Resources

The Company’s continued operations are dependent upon the Company’s ability to obtain sufficient financing to carry on planned operations.  Currently, the Company does not have sufficient working capital to carry on planned operations, and will have to cease operations, if it is unable to raise funds for general corporate maintenance.

Share Capital

At June 30, 2010, the Company had 20,521,877 common shares issued and outstanding and 394,843 Class A preference shares which are convertible to 394,843 common shares.  Subsequent to June 30, 2010, the Class A preference shares were cancelled, and 394,843 common shares were issued. See below for further information on a debt settlement related to the accrued dividends payable and conversion of Class A preference shares to common shares.

Options and Warrants

During the six months ended June 30, 2010, the Company granted a total of 559,998 incentive stock options to directors, officers, employees and consultants of the Company, exercisable over a five-year period expiring March 17, 2015, at a price of Cdn$0.25 per share, in accordance with the Company's 10% rolling stock option.

Preference shares, issued

	Number of Shares	Amount
Equity portion of Class A Convertible Preference Shares, June 30, 2010 and December 31, 2009	394,843	$ 90,902
Debt portion of Class A Preference Shares	June 30, 2010	December 31, 2009
Balance, beginning of period	$ 727,674	$ 621,232
Accretion	3,836	6,250
Foreign exchange loss (gain) on debt	(9,406)	100,192
	(5,570)	106,442
Balance, end of period	$ 722,104	$ 727,674

During fiscal 2003, the Company entered into an agreement to issue 394,843 Class A Convertible Preference Shares in full satisfaction of an aggregate Cdn$789,686 of indebtedness owing to related parties.

In conjunction with the share consolidation discussed in Note 6 (a), the Company also amended the conversion ratio of the Class A Convertible Preference Shares.  The Class A Convertible Preference Shares are voting, have no fixed term, rank in priority to the Company’s common shares and are entitled to fixed cumulative preferential dividends at a rate of 7% per annum.  The shares are redeemable by the Company at any time after 30 days written notice at a redemption price of Cdn$2.00 per share, but are redeemable by the holder only out of funds available that are not, in the Company’s opinion, otherwise required for the development of the Company’s mineral property interests or to maintain a minimum of Cdn$2,000,000 in working capital.

The Class A Convertible Preference Shares are convertible, at the option of the holder, into common shares at any time at a ratio of one common share for each Class A Convertible Preference Shares.  The Preference Shares also have attached a gold redemption feature by which holders may elect at the time of any proposed redemption to receive gold valued at $300 per ounce in lieu of cash, provided the Company has on hand at the time, gold having an aggregate value of not less than the redemption amount.  This is at the Company’s option.

Emgold Mining Corporation

Quarterly Report

Three and Six Months Ended

June 30, 2010 (Q2)

(expressed in United States dollars, unless otherwise stated)

The value of the convertible preference shares was split into a debt component and an equity component.  This resulted in $90,902 being included in equity.  The debt portion of the preference shares fluctuates due to both accretion and fluctuations in the Canadian to U.S. dollar exchange rate.  At June 30, 2010, $394,264 (December 31, 2009 - $373,068) has been accrued in due to related parties in relation to the 7% fixed cumulative preferential dividends.  Dividends payable on the preference shares are recorded when they are declared by the Board of Directors, but will remain unpaid until the Company has the resources to do so.  The debt portion of the convertible preference shares is being accreted over the expected life of the preference shares, being ten years from inception.  This period is based on management’s best estimate of the life of the convertible preference shares, and is reassessed annually.

Subsequent to June 30, 2010, the holders of its issued and outstanding Series A Preference Shares agreed to convert all of the Series A Preference Shares into common shares of the Company and to accept, subject to receipt of all necessary regulatory approvals, 2,813,575 units of the Company in satisfaction of accrued and unpaid dividends totalling approximately Cdn$422,036.  Each unit consists of one common share and one non-transferable common share purchase warrant.  Each warrant entitles the holder thereof to purchase one additional common share in the capital of the Company at an exercise price of $0.35 for a period of 60 months from the date of issue.  A total of 394,843 common shares will be issued upon conversion of the Series A Preference Shares in accordance with the terms and there will be no Series A Preference Shares issued outstanding upon completion of the conversion.  The common shares forming part of the units and the warrant shares are subject to a 4-month hold period from the date of issue.

The Company has been advised by Frank A. Lang that as a result of the transaction, Mr. Lang will beneficially own 3,827,237 shares of the Company representing 15.7% of the issued and outstanding shares and 25.11% assuming exercise by Mr. Lang of all convertible securities he holds and no other issuances of shares by the Company.  The issuance of the warrants will be subject to shareholder approval at the Company’s next annual general meeting.

Financing Activities

Further financing will be required to advance the I-M Project and for general and administrative costs, in order to complete the permitting process.

Emgold has been looking at various alternatives to implement Golden Bear’s business plan as noted in section 1.1.1.  Using the pilot-plant facility in Grass Valley, the Company has produced stone and ceramic tiles that were installed in a home/office building constructed by a development partner in the research process.  As Golden Bear was unable to obtain financing for the development and construction of a larger-scale facility during 2008, the capital costs related to the equipment were written off in fiscal 2008.

Going Concern

At June 30, 2010, and subsequent to that date, the Company has had a working capital deficiency, although a financing has raised $750,000 to the date of this quarterly report for use as working capital.  Executive salaries are being deferred voluntarily, together with Board remuneration and management and consulting fees, until such time as new financing is available.  Funds have been received from directors, management and other investors under promissory notes at an interest rate of 12% per annum.

Emgold Mining Corporation

Quarterly Report

Three and Six Months Ended

June 30, 2010 (Q2)

(expressed in United States dollars, unless otherwise stated)

The need to raise working capital directly impacts the ability of the Company to undertake planned exploration programs or advance permitting activities relating to the Idaho-Maryland project.  Sufficient work has been undertaken on all of the Company’s current mineral property interests in Canada for several years, but if the Company is unable to perform additional exploration work in future years or with exploration partners, it may be necessary to write-down additional mineral property interests in future periods.

The Company’s exploration activities and its potential mining and processing operations are subject to various laws governing land use, the protection of the environment, prospecting, development, production, contractor availability, commodity prices, exports, taxes, labour standards, occupational safety and health, waste disposal, toxic substances, mine safety and other matters.  The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities.  There is no assurance that the Company will be able to obtain all permits required for exploration, any future development and construction of mining facilities and conduct of mining operations on reasonable terms or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration or mining project which the Company might undertake.

The Company has been performing reclamation activities on an on-going basis on its exploration properties.  As such, management feels that there is no significant reclamation liability outstanding on properties owned by the Company.

The low price of the Company’s common shares limits its ability to raise capital by issuing shares.  There are several reasons for these effects.  First, the internal policies of certain institutional investors prohibit the purchase of low-priced stocks.  Second, many brokerage houses do not permit low-priced stocks to be used as collateral for margin accounts or to be purchased on margin.  Third, some brokerage house policies and practices tend to discourage individual brokers from dealing in low-priced stocks.  Finally, broker’s commissions on low-priced stocks usually represent a higher percentage of the stock price than commissions on higher priced stocks.  As a result, Emgold’s shareholders pay transaction costs that are a higher percentage of their total share value than if the share price were substantially higher.

The Company’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its mineral property interests and on future profitable production or proceeds from the disposition of the mineral property interests or other interests.

The unaudited consolidated financial statements for the three and six months ended June 30, 2010 and 2009 have been prepared using Canadian generally accepted accounting principles (“Canadian GAAP”) applicable to a going concern.  There is substantial doubt on the validity of this assumption as at June 30, 2010.  The Company incurred a loss of $573,802 for the six months ended June 30, 2010 and had a working capital deficiency of $1,609,976 (December 31, 2009 working capital deficiency - $1,880,208) and an accumulated deficit of $46,732,405 at June 30, 2010 ($46,158,603 – December 31, 2009).  Operations for the six months ended June 30, 2010, have been funded primarily from working capital from private placements.

During the six months ended June 30, 2010, the Company completed a debt settlement with two creditors by issuing 608,135 common shares at a deemed value of $0.25 to settle outstanding debt of $152,034.

The Company’s ability to continue as a going concern is contingent on its ability to obtain additional financing.  The current equity and financial market conditions, the challenging environment for raising monies, and the low price of the Company’s common stock make it difficult to obtain additional funding by private placements of shares.  There is no assurance that the Company will be successful with any financing ventures.  It is dependent upon the continuing financial support of shareholders and obtaining financing to continue exploration and/or development of its mineral property interest.  While the Company is expending its best efforts to achieve its plans by examining various financing alternatives including reorganizations, mergers, sales of assets, or other form of equity financing, there is no assurance that any such activity will generate funds that will be available for operations.

Emgold Mining Corporation

Quarterly Report

Three and Six Months Ended

June 30, 2010 (Q2)

(expressed in United States dollars, unless otherwise stated)

The consolidated financial statements do not include any adjustments to the recoverability and classification of recorded assets, or the amounts of, and classification of liabilities that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

Plans for 2010 and Ongoing

The Company continues to focus on the permitting required for the I-M Project in Grass Valley.  The I-M Project is entering the final stages of the permitting process and is requiring a substantial amount of the Company's financial and management resources.

At June 30, 2010, it is estimated that it may require approximately $200,000 - $300,000 per month in working capital to operate the Company over the next year, including environmental monitoring, permitting, preliminary engineering costs associated with obtaining the CMUP as well as corporate administration.  The estimated direct cost for environmental monitoring, permitting and community relations costs leading to award of the CMUP on the I-M Project is contingent on the progress made by the City of Grass Valley and its consultants in reviewing the Final EIR and other permit applications.  The project will also be impacted by the Company’s ability to raise additional funds to advance through the final stages of the permitting process.  The inability to raise additional funds would result in potential delays to the permitting process.

The Company has a very proactive and successful community outreach program to inform local residents and decision makers about the I-M Project and its benefits to the region.  Additional environmental investigations are required as a part of the permitting process and for the future development of the surface properties for the purposes of underground exploration and possible mining and milling of ore.  Currently the Company believes that the time frame for completing the EIR and obtaining the Conditional Mine Use Permit is approximately 12 months providing the Company is able to obtain adequate funding through the permitting process.  The Company has engaged numerous independent consultants to assist with preparation of information for a MEA and EIR to obtain a CMUP from the City of Grass Valley and other local and state agencies.

The Company continues to expand the resource at the I-M Project and develop new exploration targets.  When the Company obtains the CMUP, the Company plans to conduct underground exploration leading to the completion of a feasibility study for a 2,400 STPD underground gold mine mill.  Emgold’s management and technical teams believe that the I-M Project represents one of the largest high-grade, underground gold exploration opportunities in North America.

The Company’s exploration activities and its potential mining and processing operations are subject to various laws governing land use, the protection of the environment, prospecting, development, production, contractor availability, commodity prices, exports, taxes, labour standards, occupational safety and health, waste disposal, toxic substances, mine safety and other matters.  Emgold believes it is in substantial compliance with all material laws and regulations which currently apply to its activities.  There is no assurance that the Company will be able to obtain all permits required for exploration, development and construction of mining facilities and conduct of mining operations on reasonable terms or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration or mining project which the Company might undertake.

Emgold Mining Corporation

Quarterly Report

Three and Six Months Ended

June 30, 2010 (Q2)

(expressed in United States dollars, unless otherwise stated)

The Company has been performing remediation activities on an on-going basis.  As such, management feels that there is no significant reclamation liability outstanding on properties owned by the Company.  In addition much of the exploration activities in California relates to the digitization of historical information.  No drilling has been conducted since 2004, and reclamation related to drilling was completed at that time.

Readers are cautioned that the CMUP is required in order to dewater (removal of water from) the existing mine workings at the I-M Project and to construct access to the underground to conduct underground exploration and complete feasibility work.  A production decision must be made before the mine can go into gold production.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.  The Company’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests and on future profitable production or proceeds from the disposition of the mineral property interests.

Although 40 gold mines have been permitted for operations in California since the CEQA legislation was enacted in the 1960s, there seems to remain a general perception in the mining industry that it is not possible to permit a mine in California and this has seriously impeded the Company’s efforts to obtain required and timely equity financing.  The number of gold mines permitted and put into production is only a small fraction of the other mineral and metal mining production in California.  According to the United States Bureau of Economic Analysis, California’s Gross State Product (“GSP”) for mining in 2007 was nearly $5.5 billion while for comparison Nevada’s GSP for mining in 2007 was only $2.7 billion.  The Company has received all permits applied for by the Company since its acquisition of the I-M Project.  There is a perception that California is not a hospitable or significant mining jurisdiction and this has made it extremely difficult for the Company to obtain adequate financing for the permitting of the I-M Project, causing delays in anticipated timing of the permit schedule.

1.7

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

1.8

Related party transactions and balances

	June 30, 2010	December 31, 2009
Balances payable to:
Directors and officers	$ 912,346	$ 757,022

(a)

In the six months ended June 30, 2010, $70,250 (2009 - $81,913) in management, administrative, geological and other services have been provided by Quorum Management and Administrative Services Inc. (“Quorum”), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing certain personnel costs, office space, and overhead with the Company.  Currently, the Company has a one/third interest in Quorum.  The Company advanced three months of funds to Quorum for future services.  Quorum held this advance as a deposit for each shareholder company as working capital.  As at December 31, 2008, the Company concluded that amounts advanced may not be recoverable in full, based on the financial position of Quorum and its corresponding ability to continue to provide services to the Company.  Consequently, a provision of $321,839 was recorded.  This provision estimate assumed that Quorum would be in a position to provide services for a period of three months from the balance sheet date and that such services could drawn down against outstanding advances.  Any advance amounts in excess of the estimated three months services values were provided in full.  In the six months ended June 30, 2010, Quorum has provided services in excess of the amount receivable from Quorum in the amount of $109,857.  The recoverability of the balance of $183,567 will continue to be assessed as the receivable decreases for services provided by Quorum, and as services are performed, the amount of the services will be taken into income until such time that three months of working capital are advanced to Quorum as per the administrative services contract.

Emgold Mining Corporation

Quarterly Report

Three and Six Months Ended

June 30, 2010 (Q2)

(expressed in United States dollars, unless otherwise stated)

(b)

Consulting fees of $27,368 (2009 –$26,246) were paid or are accrued and payable to 759924 Ontario Ltd., a private company controlled by a director, Kenneth Yurichuk.

(c)

Consulting fees of $20,775 (2009 –$26,130) were paid or are accrued and payable to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.

(d)

Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment, except for promissory notes totalling $58,180 advanced by three directors.  Interest of $15,351 has been accrued on these notes payable.  Transactions with related parties are recorded at the exchange amount, being the price agreed between the parties.

1.9

Proposed Transactions

There are no proposed asset or business acquisitions or dispositions before the board of directors for consideration, other than those in the ordinary course of business or as described in items 1.6 or 1.7 above.

1.10

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the interim consolidated financial statements include the Company’s estimate of recoverable value of its mineral properties as well as the value of stock-based compensation.  Both of these estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.  The factors affecting stock-based compensation include estimates of when stock options might be exercised and the stock price volatility.  The timing for exercise of options is out of the Company’s control and will depend upon a variety of factors including the market value of the Company’s shares and financial objectives of the stock-based instrument holders.  The future volatility is also uncertain and the model has its limitations.  The Company uses the Black-Scholes option pricing model to estimate a value for these options.

The Company’s recoverability of the recorded value of its mineral properties is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.  The Company is in an industry that is dependent on a number of factors including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development and future profitable production or the proceeds of disposition thereof.

Emgold Mining Corporation

Quarterly Report

Three and Six Months Ended

June 30, 2010 (Q2)

(expressed in United States dollars, unless otherwise stated)

Measurement uncertainty and impairment assessments

The Company is currently in the exploration stage on its mineral property interests, and has expensed its exploration costs.  The mineral property costs that are capitalized relate to mineral property acquisition costs.  At June 30, 2010, the carrying value of mineral property interests reflects the acquisition costs of surface rights and option payments on mineral property interests.

As at June 30, 2010, the Company determined that impairment indicators existed based on the Company’s ability to raise financing and significant changes in a property’s work program.  The Company completed an impairment assessment for each of its mineral property interests.

Mineral property interests, where future cash flows are not reasonably determinable, are evaluated for impairment based on the nature and amount of recent exploration amounts expensed, management’s intentions and determination of the extent to which future exploration programs are warranted and likely to be funded. The Company decided to abandon the Jazz property and subsequently wrote-off the carrying value to zero. It is management’s opinion that the carrying amount of the remaining properties is supported by recent exploration expenditures in excess of the properties carrying value and the Company’s near-term exploration plans. Although management believes that estimates applied in these impairment assessment are reasonable, such estimates are subject to significant uncertainties and judgments.

1.11

Critical accounting policies and changes in accounting policies

(a)

Recent accounting pronouncements

(i)

Business combinations

In January 2009, the CICA issued CICA Handbook Section 1582, “Business Combinations”, which replaces former guidance on business combinations.  Section 1582 establishes principles and requirements of the acquisition method and related disclosures.  In addition, the CICA issued Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling interests, which replaces the existing guidance.  Section 1601 establishes standards for the preparation of consolidated financial statements and Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.  These standards apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with earlier application permitted.

Section 1582 is equivalent to the corresponding provisions of IFRS 3R.  Sections 1601 and 1602 are equivalent to the corresponding provisions of International Accounting Standard 27, Consolidated and Separate Financial Statements (January 2008).  The new sections require that, for each business combination, the acquirer measure any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets.  The new sections also require non-controlling interest to be presented as a separate component of shareholders’ equity.

Under Section 1602, non-controlling interest income is not deducted in arriving at consolidated net income or other comprehensive income.  Rather, net income and each component of other comprehensive income are allocated to the controlling and non-controlling interest based on relative ownership interests.  These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011, and should be adopted concurrently with Section 1582.

Emgold Mining Corporation

Quarterly Report

Three and Six Months Ended

June 30, 2010 (Q2)

(expressed in United States dollars, unless otherwise stated)

 (ii)

International Financial Reporting Standards (“IFRS”)

In 2006, the Accounting Standards Board (AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to apply IFRS.  The changeover is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011, will require the restatement of comparative amounts reported by the Company for the year ending December 31, 2010.

The Company’s IFRS conversion plan will include consideration of the impacts of IFRS on the Company’s consolidated financial statements, internal control over financial reporting, information systems and business activities such as income and expenses denominated in currencies in other than United States dollars, compensation metrics, and personnel and training requirements.  Management expects minimal impact on information systems and compensation metrics will arise from converting to IFRS.

The IFRS conversion plan will include a high level impact assessment of IFRS effective in 2010, as relevant to the Company.  This initial assessment will identify those standards of high or medium priority to the Company, based on a number of factors pertinent to the Company.  The International Accounting Standards Board has activities currently underway which may, or will, change the standards effective upon the Company’s adoption of IFRS, and therefore may impact this initial high level assessment.  The Company will assess any such change as a component of its detailed impact assessment and update its IFRS conversion plan as appropriate.

The Company will review in detail any areas that they have determined may have a high or medium level of impact on the Company’s consolidated financial statements.  This phase involves detailed review of IFRS relevant to the Company and identification of all differences between existing Canadian GAAP and IFRS, along with quantification of impact on key line items and disclosures.  The phase includes identification, evaluation and selection of accounting policies necessary for the Company’s conversion to IFRS and evaluation of the impact on outstanding operational elements such as budgeting.  The Company has commenced a high level review but has not yet outlined a detailed review of IFRS relevant to the Company and identification of key differences.  The Company expects to complete this before the end of the third quarter of fiscal 2010.

The Company currently operates in Canada and the United States.  Training of Company personnel, where required, has started and will continue through 2010.  This training is being conducted via attendance at seminars specifically designed for Canadian companies going through the transition to IFRS.  The Audit Committee members will continue to receive quarterly IFRS presentations and project status updates from management.

As the Company has no debt covenants, executive compensation arrangements or other contracts that depend on financial information, there will be no changes required to business activities as a result of the change to IFRS.

Areas of potential differences between Canadian GAAP and IFRS that have been identified to date include the following:

Emgold Mining Corporation

Quarterly Report

Three and Six Months Ended

June 30, 2010 (Q2)

(expressed in United States dollars, unless otherwise stated)

Property, plant and equipment

The Company’s property, plant and equipment are recorded at cost under Canadian GAAP.

IFRS 1 allows companies to elect fair value as the deemed cost of an individual asset at the date of transition.

IFRS requires a componentization approach, separately identifying and measuring significant individual components of assets which have different useful lives.  Significant components will be depreciated based on their individual useful lives.

Exploration for and the evaluation of mineral resources

Costs incurred in the exploration and evaluation of its mineral property interests are expensed until the Company reaches the development stage at which point the Company will commence capitalization of development costs.

IFRS does not give directive guidance on the treatment of exploration costs.  IFRS allows a company to set its accounting policy to expense or capitalize the costs incurred in the acquisition, exploration, evaluation and development of mineral resources.

The Company’s current accounting policy is likely to be maintained through transition with no differences anticipated.

Impairment of long-lived assets

In evaluating the Company’s long-lived assets which include its mineral property interests for recoverability, undiscounted future cash flows are used to perform the test.  Recoverability is evaluated whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment charge is recorded if the undiscounted future net cash flows are less than the carrying amount.  Reductions in the carrying value, with a corresponding charge to operations, are recorded to the extent that the estimated discounted future net cash flows are less than the carrying value.

IFRS requires the use of a one-step impairment test (impairment testing is performed using discounted cash flows) rather than the two-step test under Canadian GAAP (using undiscounted cash flow as a trigger to identify potential impairment loss).

IFRS requires reversal of impairment losses where previous adverse circumstances have changed; this is prohibited under Canadian GAAP.

Impairment testing should be performed at the asset level for long-lived assets and intangible assets. Where the recoverable amount cannot be estimated for individual assets, it should be estimated as a part of a Cash Generating Unit.

Impairment testing under IFRS is performed using two new valuation methods – value in use and fair value less cost to sell.

Once the areas that will require detailed review are identified, the Company will make any required changes for conversion to IFRS into the underlying financial close and reporting process and business processes of the Company.  This will include finalization and approval of accounting policy changes, collection of financial information necessary to prepare IFRS compliant consolidated financial statements, implementation of additional internal controls, and preparation and approval of completed IFRS consolidated financial statements.  The IFRS changeover is expected to impact the presentation and/or valuations of balances and transactions in the Company’s quarterly and annual consolidated financial statements and related notes effective January 1, 2011, including comparative figures for the year ended December 31, 2010.  The Company has commenced its high-level diagnostic and once it is complete, the Company will be able to describe or quantify the effects on its consolidated financial statements.

Emgold Mining Corporation

Quarterly Report

Three and Six Months Ended

June 30, 2010 (Q2)

(expressed in United States dollars, unless otherwise stated)

1.12

Financial Instruments and Other Instruments

Financial assets and financial liabilities are measured on an ongoing basis at fair value or amortized cost.  Cash and cash equivalents and short-term investments are designated as held-for-trading and measured at fair value.  Accounts receivable and due from related party balances are designated as loans and receivables and measured at amortized cost.  Accounts payable, due to related parties, capital lease obligations and convertible preference shares are designated as other financial liabilities and measured at amortized cost.

The fair values of the Company’s financial liabilities may be below carrying values due to the liquidity issues of the Company, as indicated by the $1,609,976 working capital deficiency at June 30, 2010.  The fair values of the Company’s accounts receivable and due from related parties approximate their carrying values at June 30, 2010, due to their short-term nature.

Financial assets and financial liabilities are measured on an ongoing basis at fair value or amortized cost.  Cash and cash equivalents and short-term investments are designated as held-for-trading and measured at fair value.  Accounts receivable and due from related party balances are designated as loans and receivables and measured at amortized cost.  Accounts payable, due to related parties, capital lease obligations and convertible preference shares are designated as other financial liabilities and measured at amortized cost.

The fair values of the Company’s financial instruments measured at June 30, 2010, constitute Level 1 measurements for its cash within the fair value hierarchy and Level 2 measurements for its short-term investments defined under Canadian GAAP.

The Company recognized no interest income during the six months ended June 30, 2010.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations.  The Company’s maximum exposure to credit risk at the balance sheet date under its financial instruments is summarized as follows:

	June 30, 2010	December 31, 2009
Accounts and other receivables -
Currently due	$ 3,220	$ 6,852
Past due by 90 days or less, not impaired	--	--
Past due by greater than 90 days, not impaired	--	--
	3,220	6,852
Cash	36,731	3,955
	$ 39,951	$ 10,807

Substantially all of the Company’s cash and short-term investments are held with major financial institutions in Canada, and management believes the exposure to credit risk with such institutions is not significant.  Those financial assets that potentially subject the Company to credit risk are any receivables.  The Company has increased its focus on credit risk given the impact of the current economic climate.  The Company considers the risk of material loss to be significantly mitigated due to the financial strength of the major financial institutions where cash and term deposits are held.  In the six months ended June 30, 2010, there was a provision recorded in respect of impaired receivables.  The

Emgold Mining Corporation

Quarterly Report

Three and Six Months Ended

June 30, 2010 (Q2)

(expressed in United States dollars, unless otherwise stated)

Company’s maximum exposure to credit risk as at June 30, 2010, is the carrying value of its financial assets.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities.  The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support normal operation requirements as well as the growth and development of its mineral property interests.  The Company coordinates this planning and budgeting process with its financing activities through the capital management process in normal circumstances.  Due to the lack of liquidity and working capital deficiency, management has increased its focus on liquidity risk given the impact of the current completed two tranches of a private placement for gross proceeds of $750,000.  The Company’s financial liabilities are comprised of its accounts payable and accrued liabilities and amounts due to related parties, the contractual maturities of which at June 30, 2010, are summarized as follows:

	June 30, 2010	December 31, 2009
Within 90 days or less	$ 751,662	$ 1,150,899
In later than 90 days, not later than one year	4,482	4,482
Due to related parties with contractual maturities
Within 90 days or less	912,346	757,022
In later than 90 days, not later than one year	--	--

Interest rate risk

The Company has no significant exposure at June 30, 2010, to interest rate risk through its financial instruments.

Currency risk

The Company’s currency risk arises primarily with fluctuations in United States dollar and the Canadian dollar.  The Company has no revenue and any exposure to currency risk is related to expenditures by the Company in Canadian, as a significant portion of operating expenses are payable in Canadian dollars.  The currency risk by the Company relates to unpaid liabilities of the Company payable in Canadian dollars.

The Company has not hedged its exposure to currency fluctuations.  At June 30, 2010, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars, but presented in United States dollar equivalents.

	June 30, 2010	December 31, 2009
Canadian dollars
Cash	24,783	1,089
Accounts payable and accrued liabilities	(598,415)	(580,691)
Face value of convertible preference shares	(768,752)	(764,785)

Based on the above net exposures at June 30, 2010, and assuming that all other variables remain constant a 10% appreciation or depreciation of the Canadian dollar against the United States dollar would result in an increase/decrease of $134,238 in the Company’s loss from operations.

Emgold Mining Corporation

Quarterly Report

Three and Six Months Ended

June 30, 2010 (Q2)

(expressed in United States dollars, unless otherwise stated)

1.13

Management of capital

The Company determines capital as its available working capital and assets that may be used for operations and exploration of its mineral property interests.  The Company’s objective in managing capital is to maintain adequate levels of funding to support permitting activities in California, maintain corporate and administrative functions necessary to support organizational management oversight, and obtain funding sufficient for advancing the Company’s other interests including the Stewart property and using commercially available equipment to process waste rock and mine tailings to a ceramics tile.

The Company seeks to manage its capital structure in a manner that provides sufficient funding for operational activities. Funds are primarily secured through equity capital obtained in private placements.  There can be no assurances that the Company will be able to continue raising capital in this manner.  The Company currently does not use other sources of financing that requires fixed payments of interest and principal due to the lack of cash flow from current operations and is not subject to any externally imposed capital requirements.

The Company has in the past invested its capital in short-term investments to obtain adequate returns.  The investment decision is based on cash management to ensure working capital is available to meet the Company’s short-term obligations while maximizing liquidity and returns of unused capital.

Although the Company has been successful at raising funds in the past through the issuance of share capital, it is uncertain whether it will be able to continue this form of financing due to the current difficult conditions.  The Company currently does not have sufficient funds to complete the permitting, and will need to rely on equity financings, or forms of joint venture or other types of financing to continue the permitting process and commence exploration work and to meet its administrative overhead costs for the coming year.

1.13.1

Other MD & A Requirements

See the unaudited consolidated financial statements for the three and six months ended June 30, 2010 and 2009.

1.13.2

Additional Disclosure for Venture Issuers without Significant Revenue

(a)

capitalized or expensed exploration and development costs

See Item 1.3 in this Quarterly Report.

(b)

expensed research costs

See Item 1.3 in this Quarterly Report.

(c)

deferred development costs

Not applicable.

Emgold Mining Corporation

Quarterly Report

Three and Six Months Ended

June 30, 2010 (Q2)

(expressed in United States dollars, unless otherwise stated)

(d)

general administrative expenses

The required disclosure is presented in the Consolidated Statements of Operations.

(e)

any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)

None.

1.14.3

Disclosure of Outstanding Share Data

The following details the share capital structure as of August 27, 2010, the date of this MD&A, subject to minor accounting adjustments:

Outstanding share information at August 27, 2010

(a)

Authorized Capital

Unlimited number of common shares without par value.

Unlimited number of preference shares without par value.

(b)

Issued and Outstanding Capital

At the Annual and Special General Meeting of its shareholders held on September 18, 2009, the shareholders approved a special resolution to alter the Company’s authorized share structure by consolidating all of the issued and outstanding common shares without par value, of which 16,894,310 post-consolidation common shares are issued, based on 168,972,873 pre-consolidation common shares issued, and a consolidation on the basis of ten (10) pre-consolidation common shares to one (1) post-consolidation common share, after adjusting for rounding, or 16,894,310 common shares.  In addition, the issued and outstanding Class A preference shares were consolidated on the same basis, resulting in 398,483 Class A preference shares, after consolidation.  The share consolidation of the common shares without par value and the Class A preference shares was effective December 21, 2009.

20,521,877 common shares are issued and outstanding.

394,843 Series A First Preference shares.

Stock Options Outstanding

Exercise Price (Cdn$)	Number Outstanding and Exercisable	Expiry Date
$1.00	26,500	October 12, 2011
$10.00	151,500	November 19, 2013
$9.00	85,500	July 12, 2014
$2.90	39,000	November 24, 2011
$1.50	635,000	December 27, 2012
$2.00	97,500	May 18, 2013
$0.25	559,998	March 17, 2015

Emgold Mining Corporation

Quarterly Report

Three and Six Months Ended

June 30, 2010 (Q2)

(expressed in United States dollars, unless otherwise stated)

Warrants Outstanding

Number of Warrants	Exercise Price	Expiry Date
501,500	$1.60	March 15, 2011
10,000	$1.60	April 9, 2011
350,000	$1.00/$1.50	November 4, 2010/2011
1,600,000	$0.35	April 6, 2012
80,000	$0.25	April 6, 2012,
1,400,000	$0.35	April 23, 2012
112,000	$0.25	April 23, 2012

1.15

Other Information

Other Information

Controls and Procedures

In contrast to the certificate required under National Instrument 52-109 Certificate of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109, in particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i)

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)

a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Approval

The Board of Directors of Emgold Mining Corporation has approved the disclosure contained in this Interim MD&A.  A copy of this Interim MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.

Caution on Forward-Looking Information

This Interim MD&A contains "forward-looking statements". These forward-looking statements are made as of the date of this MD&A and the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing of activities and the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds.

Emgold Mining Corporation

Quarterly Report

Three and Six Months Ended

June 30, 2010 (Q2)

(expressed in United States dollars, unless otherwise stated)

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Such factors include, among others, risks related to actual results of exploration activities; actual results of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other commodities; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of exploration and development activities.